

March 20, 2013

<u>Via E-mail</u>
Mr. Mohd Aris Bernawi, Chief Executive Officer
Global MobileTech, Inc.
1312 North Monroe
Suite 750
Spokane, WS 99201

      Re: **Global MobileTech, Inc.**
              Form 10-K for the Year Ended June 30, 2012
              Filed October 24, 2012
              Forms 10-Q for Fiscal Quarters Ended
              September 30, 2012 and December 31, 2012
              Filed November 19, 2012 and February 6, 2013
              File No. 000-53493

Dear Mr. Bernawi:

      We have reviewed your response letter dated March 8, 2013 and have the following comments. As noted in our letter dated February 27, 2013, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filings or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended June 30, 2012</u>

<u>Item 8. Financial Statements and Supplementary Data</u>

Note 1, Significant Accounting Policies

General Organization and Business, page 46

1.   Please revise your proposed amended disclosure regarding the Formation of MaxCents
        Sdn Bhd (MaxCents). Your proposed disclosure states that you are not the primary
        beneficiary of MaxCents and gives this as a reason why this entity is not a variable interest
        entity (VIE). FASB Accounting Standards Codification (ASC 805) does not utilize the
        determination of the primary beneficiary of a VIE in the assessment of whether an entity is a
        VIE, but rather this is the criteria for determining who should consolidate a VIE.

Earnings Per Common Share, page 48

2.   Regarding your response to comment 3, we note differences of approximately 3,000 and
        30,000 shares when comparing the number of diluted shares in the footnote table to the
        diluted number of shares outstanding reported on the face of your statements of
        operations and comprehensive income for the years ended June 30, 2012 and 2011,
        respectively. Please revise so that the weighted average number of diluted shares
        outstanding, reported on the statements of operations and comprehensive income for the
        years ended June 30, 2012 and 2011, is the same as what is reported in the footnote.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
        the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by
        the Commission or any person under the federal securities laws of the United States.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director